Exhibit 99.4 Notice to ASX/LSE Update on refined copper guidance 19 August 2020 Rio Tinto’s Kennecott mine in Utah has experienced delays to the restart of the smelter due to unexpected issues that appeared following planned maintenance. We are working closely with our customers to limit any disruptions and expect to have the smelter fully operational in two months. As a result, Rio Tinto group production guidance for refined copper in 2020 is now 135 to 175 kt (previously 165 to 205 kt). Page 1 of 2

Contacts media.enquiries@riotinto.com riotinto.com Follow @RioTinto on Twitter Media Relations, United Kingdom Media Relations, Australia Illtud Harri Jonathan Rose M +44 7920 503 600 T +61 3 9283 3088 M +61 447 028 913 David Outhwaite T +44 20 7781 1623 Matt Chambers M +44 7787 597 493 T +61 3 9283 3087 M +61 433 525 739 Media Relations, Americas Matthew Klar Jesse Riseborough T +1 514 608 4429 T +61 8 6211 6013 M +61 436 653 412 Media Relations, Asia Grant Donald T +65 6679 9290 M +65 9722 6028 Investor Relations, United Kingdom Investor Relations, Australia Menno Sanderse Natalie Worley T: +44 20 7781 1517 T +61 3 9283 3063 M: +44 7825 195 178 M +61 409 210 462 David Ovington Amar Jambaa T +44 20 7781 2051 T +61 3 9283 3627 M +44 7920 010 978 M +61 472 865 948 Clare Peever M: +44 7788 967 877 Group Company Secretary Joint Company Secretary Steve Allen Tim Paine Rio Tinto plc Rio Tinto Limited 6 St James’s Square Level 7, 360 Collins Street London SW1Y 4AD Melbourne 3000 United Kingdom Australia T +44 20 7781 2000 T +61 3 9283 3333 Registered in England Registered in Australia No. 719885 ABN 96 004 458 404 This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary. Page 2 of 2